UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BIRD GLOBAL, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09077J107

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

August 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VII, L.P. (“GFVII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,685,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,685,761

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,685,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth VII Principals Fund, L.P. (“GFVII PF”, collectively with GFVII, the “GFVII Funds”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 423,239
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 423,239

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,239
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VIII, L.P. (“GFVIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,195,430
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,195,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,195,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VII Management, L.P. (“GFVII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

6,109,000, of which 5,685,761 are Class A Common Stock directly owned by GFVII and 423,239 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

6,109,000, of which 5,685,761 are Class A Common Stock directly owned by GFVII and 423,239 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,109,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VIII Management, L.P. (“GFVIII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,195,430, of which 6,195,430 are Class A Common Stock directly owned by GFVIII. The General Partner of GFVIII is GFVIII Management.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,195,430, of which 6,195,430 are Class A Common Stock directly owned by GFVIII. The General Partner of GFVIII is GFVIII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,195,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), Ltd. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

12,304,430, of which 5,685,761 are Class A Common Stock directly owned by GFVII, 423,239 are Class A Common Stock directly owned by GFVII PF and 6,195,430 are Class A Common Stock directly owned by GFVIII. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of GFVIII is GFVIII Management. SC US (TTGP) is the General Partner of GFVII Management and GFVIII Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

12,304,430, of which 5,685,761 are Class A Common Stock directly owned by GFVII, 423,239 are Class A Common Stock directly owned by GFVII PF and 6,195,430 are Class A Common Stock directly owned by GFVIII. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of GFVIII is GFVIII Management. SC US (TTGP) is the General Partner of GFVII Management and GFVIII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,304,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

Except as set forth in this Amendment No. 1 (this “Amendment”), the initial Schedule 13D that was filed on November 15, 2021 (the “Original 13D”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increased in the number of shares of outstanding Class A Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 250,604,363 shares of Class A Common Stock stated to be outstanding as of July 31, 2022 on the Company’s Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022. The Reporting Persons may be deemed to beneficially own an aggregate of 12,304,430 shares of Class A Common Stock, which constitutes approximately 4.9% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

GFVII beneficially owns 5,685,761 shares of Class A Common Stock, which represents approximately 2.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVII PF beneficially owns 423,239 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVIII beneficially owns 6,195,430 shares of Class A Common Stock, which represents approximately 2.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVII Management, as the general partner of the GFVII Funds, may be deemed to beneficially own an aggregate of 6,109,000 shares of Class A Common Stock, which represents approximately 2.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVIII Management, as the general partner of GFVIII, may be deemed to beneficially own an aggregate of 6,195,430 shares of Class A Common Stock, which represents approximately 2.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of GFVII Management and GFVIII Management, may be deemed to beneficially own an aggregate of 12,304,430 shares of Class A Common Stock, which represents approximately 4.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) As of August 15, 2022, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Company’s Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 17, 2022

SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P.

By: SC U.S. Growth VII Management, L.P.

A Cayman Islands limited partnership,

Its General Partner

By: SC US (TTGP), Ltd.

A Cayman Islands limited liability company,

Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P.

By: SC U.S. Growth VII Management, L.P.
A Cayman Islands limited partnership,
Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. GROWTH FUND VIII, L.P.

By: SC U.S. Growth VIII Management, L.P. A Cayman Islands limited partnership, Its General Partner By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC U.S. GROWTH VII MANAGEMENET, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC U.S. GROWTH VIII MANAGEMENT, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC US (TTGP), Ltd.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory